UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

10x Genomics, Inc.

(Name of Issuer)

Class A Common Stock, par value $.00001 per share

(Title of Class of Securities)

88025U109

(CUSIP Number)

Benjamin J. Hindson

Chief Scientific Officer and President

10x Genomics, Inc.

6230 Stoneridge Mall Road

Pleasanton, CA 94588

(925) 401-7300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88025U109

1.	Names of Reporting Persons. Benjamin J. Hindson
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,611,410 (See Item 5(b) below)
	8.	Shared Voting Power 0 (See Item 5(b) below)
	9.	Sole Dispositive Power 3,611,410 (See Item 5(b) below)
	10.	Shared Dispositive Power 0 (See Item 5(b) below)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,611,410 (See Item 5(b) below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0% (See Item 5(a) below)
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on October 10, 2019 (the “Schedule 13D”) by Benjamin J. Hindson (the “Reporting Person”) relating to the Class A Common Stock of 10x Genomics, Inc. (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and restated in its entirety to read as follows:

In connection with the founding of the Issuer, on July 12, 2012, the Reporting Person purchased 500 shares of Class B Common Stock for an aggregate purchase price of $100.00. Pursuant to a 6,000-for-1 stock split effected September 26, 2012, the number of shares of Class B Common Stock held by the Reporting Person increased to 3,000,000.

On October 27, 2015, the Issuer granted to the Reporting Person an option to purchase 450,000 shares of Class A Common Stock at a per share exercise price of $0.88. Such option vested as to one-fourth of the shares on August 1, 2016 and one-forty-eighth of the shares subject to the option vested each month thereafter. On various dates ranging from March 6, 2020 to March 12, 2021, the Reporting Person purchased an aggregate of 450,000 shares of Class A Common Stock upon the exercise of the option, for an aggregate purchase price of $396,000.00.

On November 18, 2016, the Issuer granted to the Reporting Person an option to purchase 125,000 shares of Class A Common Stock at a per share exercise price of $1.07. Such option vested as to one-fourth of the shares on August 1, 2017 and one-forty-eighth of the shares subject to the option vest each month thereafter, subject to the Reporting Person continuing as a service provider through each such date. On various dates ranging from March 12, 2021 to May 3, 2021, the Reporting Person purchased an aggregate of 71,048 shares of Class A Common Stock upon the exercise of the option, for an aggregate purchase price of $76,021.36.

On October 18, 2017, the Issuer granted to the Reporting Person an option to purchase 200,000 shares of Class A Common Stock at a per share exercise price of $1.20. Such option vested as to one-forty-eighth of the shares on October 1, 2017 and one-forty-eighth of the shares subject to the option vest each month thereafter, subject to the Reporting Person continuing as a service provider through each such date. On various dates ranging from December 24, 2020 to July 1, 2021, the Reporting Person purchased an aggregate of 128,918 shares of Class A Common Stock upon the exercise of the option, for an aggregate purchase price of $154,701.60.

On November 2, 2018, the Issuer granted to the Reporting Person an option to purchase 175,000 shares of Class A Common Stock at a per share exercise price of $5.04. Such option vested as to one-forty-eighth of the shares on October 1, 2018 and one-forty-eighth of the shares subject to the option vest each month thereafter, subject to the Reporting Person continuing as a service provider through each such date.

On May 10, 2019, the Issuer granted to the Reporting Person an option to purchase 100,000 shares of Class A Common Stock at a per share exercise price of $11.48. Such option vested as to one-forty-eighth of the shares on May 1, 2019 and one-forty-eighth of the shares subject to the option vest each month thereafter, subject to the Reporting Person continuing as a service provider through each such date.

On April 21, 2020 the Issuer granted to the Reporting Person an option to purchase 136,000 shares of Class A Common Stock at a per share exercise price of $74.58. Such option vested as to one-forty-eighth of the shares on May 1, 2020 and one-forty-eighth of the shares subject to the option vest each month thereafter, subject to the Reporting Person continuing as a service provider through each such date.

On March 19, 2021 the Issuer granted to the Reporting Person an option to purchase 27,922 shares of Class A Common Stock at a per share exercise price of $177.76. Such option vested as to one-forty-eighth of the shares on May 1, 2021 and one-forty-eighth of the shares subject to the option vest each month thereafter, subject to the Reporting Person continuing as a service provider through each such date.

On March 19, 2021 the Issuer granted to the Reporting Person 11,169 restricted stock units (“RSUs”). Such RSUs vested as to one-sixteenth of the shares on May 21, 2021 and one-sixteenth of the RSUs vest on each three-month anniversary thereafter, subject to the Reporting Person continuing as a service provider through each such date.

The source of the funds for the purchase of the securities listed above was the Reporting Person’s personal funds. No part of the purchase price was borrowed by the Reporting Person for the purpose of acquiring such securities.

Item 4.	Purpose of Transaction

The third paragraph of Item 4 is amended and restated in its entirety to read as follows:

The Reporting Person serves as a member Board. In connection with the IPO, the Board was divided into three classes serving staggered three-year terms. The Reporting Person was appointed as a Class I director to serve until the Issuer’s 2020 Annual Meeting of Stockholders. At the Issuer’s 2020 Annual Meeting of Stockholders, the Reporting Person was elected as a Class I director to serve until the Issuer’s 2023 Annual Meeting of Stockholders, or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety to read as follows:

The information set forth in Items 3, 4 and 6 of this Statement is incorporated by reference into this Item 5.

(a) The Reporting Person is the beneficial owner of 3,611,410 shares of Class A Common Stock, representing 4.0% of the outstanding Class A Common Stock of the Issuer. Such percentage calculation is based on (i) 87,267,824 shares of Class A Common Stock outstanding as of April 30, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2021, plus (ii) the assumed conversion of 3,000,000 shares of Class B Common Stock held by the Reporting Person into 3,000,000 shares of Class A Common Stock, and (iii) the issuance of 563,956 shares of Class A Common Stock upon exercise of stock options held by the Reporting Person.

Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock at the option of the holder and has no expiration date. Additionally, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon transfer, whether or not for value (subject to certain exceptions) and upon the occurrence of certain other events set forth in the Issuer’s Amended and Restated Certificate of Incorporation. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(b) The number of shares as to which the Reporting Person has:

(i)	Sole power to vote or direct the vote: 3,611,410

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition of: 3,611,410

(iv)	Shared power to dispose or direct the disposition of: 0

(c) In addition to transactions disclosed elsewhere in this Statement, the Reporting Person had the following transactions in the Issuer’s securities during the past sixty days:

1.

In accordance with a Rule 105b-1 trading plan, on May 3, 2021, the Reporting Person exercised 41,666 stock options and immediately sold 41,666 shares of Class A Common Stock at a per share weighted average sale price of $191.8352.

2.	To cover tax withholding obligations in connection with the vesting of RSUs, on May 24, 2021, the Reporting Person sold 351 shares of Class A Common Stock at a per share price of $162.6596.

3.

In accordance with a Rule 105b-1 trading plan, on June 1, 2021, the Reporting Person exercised 41,666 stock options and immediately sold 41,666 shares of Class A Common Stock at a per share weighted average sale price of $174.4109.

4.

In accordance with a Rule 105b-1 trading plan, on July 1, 2021, the Reporting Person exercised 41,666 stock options and immediately sold 41,666 shares of Class A Common Stock at a per share weighted average sale price of $191.5303.

(d) Not applicable.

(e) The Reporting Person is no longer the beneficial owner of more than 5% of the Class A Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2021	/s/ Benjamin J. Hindson
Benjamin J. Hindson